--------------------------------------------------------------------------------





TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the six-month periods
ended September 30, 2005 and 2006





--------------------------------------------------------------------------------

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2006 and September 30, 2006
--------------------------------------------------------------------------------


                                     ASSETS
                                     ------


                                                                                                 U.S. dollars
                                                                                                 in millions
                                                                        Yen in millions            (Note 4)
                                                              --------------------------------- ---------------
                                                                   March 31,      September 30,   September 30,
                                                                     2006             2006            2006
                                                              ----------------- ---------------- ---------------
Current assets
   Cash and cash equivalents                                   JPY  1,569,387    JPY  1,906,381     $  16,169
   Time deposits                                                       50,349            19,853           168
   Marketable securities (Note 5)                                     634,879           484,800         4,112
   Trade accounts and notes receivable, less allowance for
     doubtful accounts of JPY19,491 million at March 31, 2006
     and JPY16,800 million ($142 million) at
     September 30, 2006                                             1,980,680         1,753,049        14,869
   Finance receivables, net                                         3,497,319         3,577,884        30,347
   Other receivables                                                  416,336           413,020         3,503
   Inventories                                                      1,620,975         1,702,959        14,444
   Deferred income taxes                                              520,494           531,004         4,504
   Prepaid expenses and other current assets                          444,803           513,629         4,357
                                                              ----------------  ----------------   -----------
             Total current assets                                  10,735,222        10,902,579        92,473
                                                              ----------------  ----------------   -----------

Noncurrent finance receivables, net                                 4,830,216         5,279,168        44,777
                                                              ----------------  ----------------   -----------

Investments and other assets
   Marketable securities and other securities investments
     (Note 5)                                                       3,402,523         3,406,173        28,890
   Affiliated companies                                             1,828,369         1,902,341        16,135
   Employees receivables                                               75,094            93,779           796
   Other                                                              793,543           836,018         7,091
                                                              ----------------  ----------------   -----------
             Total investments and other assets                     6,099,529         6,238,311        52,912
                                                              ----------------  ----------------   -----------


Property, plant and equipment
   Land                                                             1,215,897         1,231,978        10,449
   Buildings                                                        3,156,613         3,273,810        27,768
   Machinery and equipment                                          8,482,832         8,678,981        73,613
   Vehicles and equipment on operating leases (Note 6)              2,605,426         3,044,190        25,820
   Construction in progress                                           397,076           513,726         4,357
                                                              ----------------  ----------------   -----------
                                                                   15,857,844        16,742,685       142,007
   Less - Accumulated depreciation                                 (8,791,216)       (9,114,896)      (77,310)
                                                              ----------------  ----------------   -----------
             Property, plant and equipment, net                     7,066,628         7,627,789        64,697
                                                              ----------------  ----------------   -----------

             Total assets                                      JPY 28,731,595    JPY 30,047,847     $ 254,859
                                                              ================  ================   ===========


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2006 and September 30, 2006
--------------------------------------------------------------------------------


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

                                                                                               U.S. dollars
                                                                                               in millions
                                                                      Yen in millions            (Note 4)
                                                            --------------------------------- ---------------
                                                                 March 31,      September 30,   September 30,
                                                                   2006             2006            2006
                                                            ----------------- ---------------- ---------------
Current liabilities
   Short-term borrowings                                     JPY  3,033,019    JPY  3,318,463     $  28,146
   Current portion of long-term debt                              1,723,888         1,887,088        16,006
   Accounts payable                                               2,086,587         2,016,222        17,101
   Other payables                                                   730,184           629,345         5,338
   Accrued expenses                                               1,464,263         1,493,048        12,664
   Income taxes payable                                             347,488           332,743         2,822
   Other current liabilities                                        643,306           747,822         6,343
                                                            ----------------  ----------------   -----------
             Total current liabilities                           10,028,735        10,424,731        88,420
                                                            ----------------  ----------------   -----------

Long-term liabilities
   Long-term debt                                                 5,640,490         6,107,553        51,803
   Accrued pension and severance costs                              679,918           686,393         5,822
   Deferred income taxes                                          1,092,995         1,137,378         9,647
   Other long-term liabilities                                      139,428            99,928           847
                                                            ----------------  ----------------   -----------
             Total long-term liabilities                          7,552,831         8,031,252        68,119
                                                            ----------------  ----------------   -----------

Minority interest in consolidated subsidiaries                      589,580           597,329         5,067
                                                            ----------------  ----------------   -----------

Shareholders' equity
   Common stock, no par value,
    authorized: 9,740,185,400 shares at March 31, 2006
    and 10,000,000,000 shares at September 30, 2006;
    issued: 3,609,997,492 shares at March 31, 2006
    and at September 30, 2006                                       397,050           397,050         3,368
   Additional paid-in capital                                       495,250           496,808         4,214
   Retained earnings                                             10,459,788        11,058,708        93,797
   Accumulated other comprehensive income                           437,316           431,973         3,664
  Treasury stock, at cost
    368,240,025 shares at March 31, 2006 and
    393,921,442 shares at September 30, 2006                     (1,228,955)       (1,390,004)      (11,790)
                                                            ----------------  ----------------   -----------
             Total shareholders' equity                          10,560,449        10,994,535        93,253
                                                            ----------------  ----------------   -----------

Commitments and contingencies (Note 9)

             Total liabilities and shareholders' equity      JPY 28,731,595    JPY 30,047,847     $ 254,859
                                                            ================  ================   ===========


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the six-month periods ended September 30, 2005 and 2006
--------------------------------------------------------------------------------


                                                                                       U.S. dollars
                                                                                        in millions
                                                           Yen in millions               (Note 4)
                                                 ---------------------------------   -----------------
                                                                                     For the six-month
                                                  For the six-month periods ended      period ended
                                                           September 30,               September 30,
                                                 ----------------------------------  -----------------
                                                       2005              2006              2006
                                                 ----------------  ----------------  -----------------
Net revenues
   Sales of products                              JPY  9,500,166    JPY 10,883,178     $    92,309
   Financing operations                                  452,994           588,711           4,993
                                                 ----------------  ----------------  -----------------
                                                       9,953,160        11,471,889          97,302
                                                 ----------------  ----------------  -----------------

Costs and expenses
   Cost of products sold                               7,710,268         8,823,752          74,841
   Cost of financing operations (Note 7)                 270,944           396,595           3,364
   Selling, general and administrative                 1,162,457         1,158,117           9,823
                                                 ----------------  ----------------  -----------------
                                                       9,143,669        10,378,464          88,028
                                                 ----------------  ----------------  -----------------

                Operating income                         809,491         1,093,425           9,274
                                                 ----------------  ----------------  -----------------

Other income (expense)
   Interest and dividend income                           46,955            59,626             506
   Interest expense                                      (11,048)          (20,963)           (178)
   Foreign exchange gain, net (Note 7)                     5,584            16,978             144
   Other income, net                                       5,015            17,068             145
                                                 ----------------  ----------------  -----------------
                                                          46,506            72,709             617
                                                 ----------------  ----------------  -----------------

Income before income taxes, minority interest
   and equity in earnings of affiliated companies        855,997         1,166,134            9,891
                                                 ----------------  ----------------  -----------------
Provision for income taxes                               325,116           456,422           3,871
                                                 ----------------  ----------------  -----------------

Income before minority interest and equity in
   earnings of affiliated companies                      530,881           709,712           6,020
Minority interest in consolidated subsidiaries           (31,003)          (21,987)           (187)
Equity in earnings of affiliated companies                70,642            89,491             759
                                                 ----------------  ----------------  -----------------

                Net income                        JPY    570,520    JPY    777,216     $     6,592
                                                 ================  ================  =================


                                                                                       U.S. dollars
                                                                Yen                      (Note 4)
                                                 ---------------------------------   -----------------
Net income per common share (Note 11)
   -Basic                                         JPY     175.13   JPY     241.36     $      2.05
                                                 ================  ================  =================
   -Diluted                                       JPY     175.10   JPY     241.25     $      2.05
                                                 ================  ================  =================
Interim cash dividends per common share           JPY      35.00   JPY      50.00     $      0.42
                                                 ================  ================  =================


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2005 and 2006
--------------------------------------------------------------------------------


                                                                               Yen in millions
                                        --------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                        Additional                       other         Treasury          Total
                                            Common       paid-in        Retained     comprehensive       stock,       shareholders'
                                            stock        capital        earnings     income (loss)      at cost          equity
                                        ------------- ------------- ---------------- -------------- --------------- ----------------

Balances at March 31, 2005               JPY 397,050   JPY 495,707   JPY  9,332,176   JPY (80,660)  JPY (1,099,323)  JPY  9,044,950
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Issuance during the period                                    (127)                                                            (127)
Comprehensive income:
 Net income                                                                 570,520                                         570,520
 Other comprehensive income (loss)
  Foreign currency translation
   adjustments                                                                            138,270                           138,270
  Unrealized gains on securities,
   net of reclassification adjustments                                                    129,991                           129,991
  Minimum pension liability adjustments                                                      (321)                             (321)
                                                                                                                    ----------------
 Total comprehensive income                                                                                                 838,460
                                                                                                                    ----------------
Dividends paid                                                             (130,724)                                       (130,724)
Purchase and reissuance of common stock                                                                    (59,794)         (59,794)
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Balances at September 30, 2005           JPY 397,050   JPY 495,580   JPY  9,771,972   JPY 187,280   JPY (1,159,117)  JPY  9,692,765
                                        ============= ============= ================ ============= ================ ================

Balances at March 31, 2006               JPY 397,050   JPY 495,250   JPY 10,459,788   JPY 437,316   JPY (1,228,955)  JPY 10,560,449
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Issuance during the period                                   1,558                                                            1,558
Comprehensive income:
 Net income                                                                 777,216                                         777,216
 Other comprehensive income (loss)
  Foreign currency translation
   adjustments                                                                             43,451                            43,451
  Unrealized losses on securities,
   net of reclassification adjustments                                                    (49,080)                          (49,080)
  Minimum pension liability adjustments                                                       286                               286
                                                                                                                    ----------------
 Total comprehensive income                                                                                                 771,873
                                                                                                                    ----------------
Dividends paid                                                             (178,296)                                       (178,296)
Purchase and reissuance of common stock                                                                   (161,049)        (161,049)
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Balances at September 30, 2006           JPY 397,050   JPY 496,808   JPY 11,058,708   JPY 431,973   JPY (1,390,004)  JPY 10,994,535
                                        ============= ============= ================ ============= ================ ================


                                                                       U.S. dollars in millions (Note 4)
                                        --------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                        Additional                       other         Treasury          Total
                                            Common       paid-in        Retained     comprehensive       stock,       shareholders'
                                            stock        capital        earnings         income         at cost          equity
                                        ------------- ------------- ---------------- -------------- --------------- ----------------

Balances at March 31, 2006               $     3,368   $     4,201   $       88,717   $     3,709   $      (10,424)  $       89,571
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Issuance during the period                                      13                                                               13
Comprehensive income:
   Net income                                                                 6,592                                           6,592
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                            369                               369
     Unrealized losses on securities,
       net of reclassification adjustments                                                   (416)                             (416)
     Minimum pension liability adjustments                                                      2                                 2
                                                                                                                    ----------------
   Total comprehensive income                                                                                                 6,547
                                                                                                                    ----------------
Dividends paid                                                               (1,512)                                         (1,512)
Purchase and reissuance of common stock                                                                     (1,366)          (1,366)
                                        ------------- ------------- ---------------- ------------- ---------------- ----------------
Balances at September 30, 2006           $     3,368   $     4,214   $       93,797   $     3,664   $      (11,790)  $       93,253


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Cash-flows
For the six-month periods ended September 30, 2005 and 2006
--------------------------------------------------------------------------------


                                                                                                          U.S. dollars
                                                                                                           in millions
                                                                             Yen in millions                (Note 4)
                                                                    ---------------------------------   -----------------
                                                                            For the six-month           For the six-month
                                                                              periods ended                period ended
                                                                              September 30,                September 30,
                                                                    ---------------------------------   -----------------
                                                                         2005              2006               2006
                                                                    ---------------   ---------------   -----------------
Cash flows from operating activities
   Net income                                                        JPY   570,520     JPY   777,216      $      6,592
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                         547,036           655,959             5,564
      Provision for doubtful accounts and credit losses                     28,923             1,773                15
      Pension and severance costs, less payments                            13,514           (10,540)              (89)
      Losses on disposal of fixed assets                                    26,993            19,007               161
      Unrealized losses on available-for-sale securities, net                4,460             1,502                13
      Deferred income taxes                                                (15,862)           47,701               404
      Minority interest in consolidated subsidiaries                        31,003            21,987               187
      Equity in earnings of affiliated companies                           (70,642)          (89,491)             (759)
      Changes in operating assets and liabilities, and other               203,513           145,879             1,237
                                                                    ---------------   ---------------   ---------------
             Net cash provided by operating activities                   1,339,458         1,570,993            13,325
                                                                    ---------------   ---------------   ---------------

Cash flows from investing activities
   Additions to finance receivables                                     (3,148,381)       (3,314,835)          (28,116)
   Collection of and proceeds from sales of finance receivables          2,638,589         2,782,273            23,599
   Additions to fixed assets excluding equipment leased to others         (716,530)         (708,363)           (6,008)
   Additions to equipment leased to others                                (624,732)         (764,888)           (6,488)
   Proceeds from sales of fixed assets excluding equipment leased
     to others                                                              39,122            33,066               280
   Proceeds from sales of equipment leased to others                       195,222           217,215             1,842
   Purchases of marketable securities and security investments            (401,268)         (373,788)           (3,170)
   Proceeds from sales of and maturity of marketable securities and
     security investments                                                  430,054           437,963             3,715
   Payments for additional investments in affiliated companies,
     net of cash acquired                                                     (129)           (1,481)              (13)
   Changes in investments and other assets, and other                      (62,730)          (28,336)             (240)
                                                                    ---------------   ---------------   ---------------
             Net cash used in investing activities                      (1,650,783)       (1,721,174)          (14,599)
                                                                    ---------------   ---------------   ---------------

Cash flows from financing activities
   Purchases of common stock                                               (59,734)         (160,987)           (1,365)
   Proceeds from issuance of long-term debt                                875,706         1,435,422            12,175
   Payments of long-term debt                                             (508,550)         (857,903)           (7,277)
   Increase in short-term borrowings                                       313,266           232,634             1,973
   Dividends paid                                                         (130,724)         (178,296)           (1,512)
                                                                    ---------------   ---------------   ---------------
             Net cash provided by financing activities                     489,964           470,870             3,994
                                                                    ---------------   ---------------   ---------------

Effect of exchange rate changes on cash and cash equivalents                33,505            16,305               138
                                                                    ---------------   ---------------   ---------------
Net increase in cash and cash equivalents                                  212,144           336,994             2,858
Cash and cash equivalents at beginning of period                         1,483,753         1,569,387            13,311
                                                                    ---------------   ---------------   ---------------
Cash and cash equivalents at end of period                           JPY 1,695,897     JPY 1,906,381      $     16,169
                                                                    ===============   ===============   ===============


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.   Basis of preparation:

     The accompanying semi-annual condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of September 30, 2006, and for the six-month periods ended September 30, 2005 and 2006, respectively, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements. The semi-annual condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2006. The semi-annual condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at those dates. The consolidated results for six-month periods are not necessarily indicative of results to be expected for the full year.

2.   Nature of operations:

     The parent company and its subsidiaries (collectively "Toyota") are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides financing and leasing of vehicle and equipment primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota.

3.   Summary of significant accounting policies:

     The parent company and its subsidiaries in Japan maintain their records and prepare their semi-annual condensed financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying semi-annual condensed consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

     Significant accounting policies after reflecting adjustments for the above are as follows:

     Basis of consolidation and accounting for investments in affiliated companies -
     The semi-annual condensed consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     defined by the Financial Accounting Standard Board Interpretation No. 46(R) Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51 ("FIN 46(R)") are included in the semi-annual condensed consolidated financial statements, if applicable.

     Estimates -
     The preparation of Toyota's semi-annual condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the semi-annual condensed consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

     Translation of foreign currencies -
     All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the appropriate period-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

     Foreign currency receivables and payables are translated at appropriate period-end current exchange rates and the resulting transaction gains or losses are recorded in operations currently.

     Revenue recognition -
     Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

     Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

     Revenues from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

     Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

     Other costs -
     Advertising and sales promotion costs are expensed as incurred. Advertising costs were JPY187,787 million and JPY199,098 million ($1,689 million) for the six-month periods ended September 30, 2005 and 2006, respectively.

     Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers.

     Research and development costs are expensed as incurred and were JPY373,168 million and JPY393,222 million ($3,335 million) for the six-month periods ended September 30, 2005 and 2006, respectively.

     Cash and cash equivalents -
     Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

     Marketable securities -
     Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

     Security investments in non-public companies -
     Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

     Finance receivables -
     Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

     Allowance for credit losses -
     Allowances for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

     Losses are charged to the allowance when it has been determined that payments will not be received and the collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

     Allowance for residual value losses -
     Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

     The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets,

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

     Inventories -
     Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on the "specific identification" basis or "last in, first out" ("LIFO") basis. Inventories valued on the LIFO basis totaled JPY329,205 million and JPY339,556 million ($2,880 million) at March 31, 2006 and September 30, 2006, respectively. Had the "first in, first out" basis been used for those companies using the LIFO basis, inventories would have been JPY17,070 million and JPY23,301 million ($198 million) higher than reported at March 31, 2006 and September 30, 2006, respectively.

     Property, plant and equipment -
     Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on the estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

     Vehicles and equipments on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally 5 years, to the estimated residual value.

     Long-lived assets -
     Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

     Goodwill and intangible assets -
     Goodwill is not material to Toyota's semi-annual condensed consolidated balance sheets.

     Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined as the difference between the fair value of the asset on a discounted cash flow valuation method and the current book value.

     Employee benefit obligations -
     Toyota has both defined benefit and defined contribution plans for employees' retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial Accounting Standard ("FAS") No. 87 Employers' accounting for pensions ("FAS 87"), "Accrued pension and severance costs" are determined by amounts of obligations, plan assets, unrecognized prior service costs and unrecognized actuarial gains/losses. A minimum pension liability is recorded for plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs.

     Environmental matters -
     Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

     Income taxes -
     The provision for income taxes is computed based on the pretax income included in the semi-annual condensed consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Derivative financial instruments -
     Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swaps and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive

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TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

     Net income per common share -
     Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per common share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

     Stock-based compensation -
     Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award from the fiscal year beginning on April 1, 2006. Toyota accounts for the stock-based compensation plans in accordance with FAS No. 123(R), Share - Based Payment (revised 2004) ("FAS 123(R)").

     Prior to the adoption of FAS 123(R), Toyota measured compensation expense using the intrinsic value method under the recognition and measurement principles of the Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related
     Interpretations.

     Other comprehensive income -
     Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to additional minimum pension liabilities associated with Toyota's defined benefit pension plans.

     Accounting changes -
     In November 2004, the Financial Accounting Standard Board ("FASB") issued FAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 ("FAS 151"). FAS 151 amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4 ("ARB 43, Chapter 4"), Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     conversion be based on the normal capacity of the production facilities. Toyota adopted FAS 151 effective for inventory costs incurred during fiscal year begun after June 15, 2005. The adoption of FAS 151 did not have material impact on Toyota's consolidated financial statements.

     In December 2004, FASB issued FAS 123(R). FAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB 25 and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No.123(R), the Securities and Exchanges and Commission has amended the compliance date and Toyota adopted the Standard from the fiscal year beginning on April 1, 2006. The adoption of FAS 123(R) did not have material impact on Toyota's consolidated financial statements.

     In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections - a replacement of APB No. 20 and FAS No. 3 ("FAS 154"). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. Toyota adopted FAS 154 effective for accounting changes and corrections of errors made in fiscal year begun after December 15, 2005. The impact of applying FAS 154 depends on the change, if any, that Toyota may identify and record.

     Recent pronouncements to be adopted in future periods -
     In February 2006, FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments ("FAS 155"), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). The statement also subjects beneficial interests issued by securitization vehicles to

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     the requirements of FAS 133. FAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

     In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets ("FAS 156"), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

     In September 2006, FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is evaluating the impact of adopting FAS 157 on Toyota's consolidated financial statements.

     In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to recognize the overfunded or underfunded status of their defined benefit postretirement plans as an asset or a liability on their balance sheets, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. FAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. Management is evaluating the impact of adopting FAS 158 on Toyota's consolidated financial statements.

     In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of adopting FIN 48 on Toyota's consolidated financial statements.

     Reclassifications -
     Certain prior year amounts have been reclassified to conform to the presentations for the six-month period ended September 30, 2006.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4.   U.S. dollar amounts:

     U.S. dollar amounts presented in the semi-annual condensed consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of JPY117.90 = U.S. $1, the approximate current exchange rate at September 30, 2006, was used for the translation of the accompanying semi-annual condensed consolidated financial amounts of Toyota as of and for the six-month period ended September 30, 2006.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5.   Marketable securities and other securities investments:

     Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

                                                                      Yen in millions
                                              ---------------------------------------------------------------
                                                                      March 31, 2006
                                              ---------------------------------------------------------------
                                                                  Gross            Gross
                                                                unrealized       unrealized        Fair
                                                   Cost           gains            losses          value
                                              --------------- --------------- --------------- ---------------

   Available-for-sale
      Debt securities                          JPY 2,432,905   JPY     4,597   JPY    29,356   JPY 2,408,146
      Equity securities                              661,412         807,937             198       1,469,151
                                              --------------- --------------- --------------- ---------------

          Total                                JPY 3,094,317   JPY   812,534   JPY    29,554   JPY 3,877,297
                                              =============== =============== =============== ===============

   Securities not practicable
    to determine fair value
      Debt securities                          JPY    18,863
      Equity securities                              141,242
                                              ---------------

          Total                                JPY   160,105
                                              ===============

                                                                      Yen in millions
                                              ---------------------------------------------------------------
                                                                    September 30, 2006
                                              ---------------------------------------------------------------
                                                                  Gross            Gross
                                                                unrealized       unrealized        Fair
                                                   Cost           gains            losses          value
                                              --------------- --------------- --------------- ---------------

   Available-for-sale
      Debt securities                          JPY 2,346,902   JPY    10,987   JPY    14,450   JPY 2,343,439
      Equity securities                              711,601         723,873             768       1,434,706
                                              --------------- --------------- --------------- ---------------

          Total                                JPY 3,058,503   JPY   734,860   JPY    15,218   JPY 3,778,145
                                              =============== =============== =============== ===============

   Securities not practicable
    to determine fair value
      Debt securities                          JPY    18,930
      Equity securities                               93,898
                                              ---------------

          Total                                JPY   112,828
                                              ===============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                U.S. dollars in millions
                                              ---------------------------------------------------------------
                                                                    September 30, 2006
                                              ---------------------------------------------------------------
                                                                  Gross            Gross
                                                                unrealized       unrealized        Fair
                                                   Cost           gains            losses          value
                                              --------------- --------------- --------------- ---------------

   Available-for-sale
      Debt securities                          $      19,906     $       93      $      123   $     19,876
      Equity securities                                6,036          6,140               7         12,169
                                              --------------- --------------- --------------- ---------------
          Total                                $      25,942     $    6,233      $      130   $     32,045
                                              =============== =============== =============== ===============

   Securities not practicable
    to determine fair value
      Debt securities                          $         161
      Equity securities                                  796
                                              ---------------
          Total                                $         957
                                              ===============


     Unrealized losses continuously over a 12 month period or more in the aggregate were not material at March 31, 2006 and September 30, 2006.

     During the year ended March 31, 2006, in accordance with the Emerging Issues Task Force ("EITF") Issue No. 91-5, Nonmonetary Exchange of Cost-Method Investments, Toyota reclassified JPY143,366 million of gain from Unrealized gains on securities included in the "Accumulated other comprehensive income" on the consolidated balance sheet to Other income included in the "Other income, net" on the consolidated statement of income. The gain was recognized based on the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. on October 1, 2005, and determined as the difference between the cost of the pre-merger entity, UFJ Holdings, Inc. common shares which Toyota had continuously held and the fair market value of the post-merger entity, Mitsubishi UFJ Financial Group, Inc. common shares which Toyota received in exchange for UFJ Holdings, Inc. common shares. The gain was non-cash gain and included in the cost of the available-for-sale equity securities.

     In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments" and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6.   Vehicles and equipment on operating leases:

     Vehicles and equipment on operating leases consist of the following:

                                                                              U.S. dollars in
                                                        Yen in millions           millions
                                              ------------------------------- ---------------
                                                  March 31,    September 30,   September 30,
                                                    2006           2006            2006
                                              --------------- --------------- ---------------

     Vehicles                                  JPY 2,503,064   JPY 2,939,151   $      24,929
     Equipment                                       102,362         105,039             891
                                              --------------- --------------- ---------------
                                                   2,605,426       3,044,190          25,820

     Less - Accumulated depreciation                (579,896)       (653,300)         (5,541)
                                              --------------- --------------- ---------------

               Vehicles and equipment on
                 operating leases, net         JPY 2,025,530   JPY 2,390,890   $      20,279
                                              =============== =============== ===============


     Rental income from vehicles and equipment on operating leases were JPY157,551 million and JPY198,514 million ($1,684 million) for the six-month periods ended September 30, 2005 and 2006, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

            12-month periods ending                            U.S. dollars
                  September 30:           Yen in millions      in millions
         -----------------------------   -----------------  -------------------

                     2007                 JPY     484,547      $       4,110
                     2008                         371,373              3,150
                     2009                         205,524              1,743
                     2010                          68,420                580
                     2011                          17,931                152
                  Thereafter                        9,949                 85

          Total minimum future rentals    JPY   1,157,744      $       9,820


          The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7.   Derivative financial instruments:

     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

     Fair value hedges -
     Toyota enters into interest rate swaps, and interest rate currency swaps mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swaps in managing its exposure to interest rate fluctuations. Interest rate swaps are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swaps to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swaps, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

     For the six-month periods ended September 30, 2005 and 2006, the ineffective portions of Toyota's fair value hedge relationships, which are included in cost of financing operations, were not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

     Undesignated derivative financial instruments -
     Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps, and interest rate options, to manage its exposure to foreign currency exchange fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income together with realized gains or losses on those derivative instruments.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.   Lease commitments:

     Toyota leases certain assets under capital lease and operating lease arrangements.

     An analysis of leased assets under capital leases is as follows:

                                                                               U.S. dollars
                                                        Yen in millions         in millions
                                              ------------------------------- ---------------
                                                  March 31,    September 30,   September 30,
            Class of property                       2006           2006            2006
     ------------------------------------     --------------- --------------- ---------------

     Building                                  JPY    12,095   JPY    12,823   $         109
     Machinery and equipment                         139,063         147,300           1,249
     Less - Accumulated depreciation                (112,495)       (122,813)         (1,042)
                                              --------------- --------------- ---------------

                                               JPY    38,663   JPY    37,310   $         316
                                              =============== =============== ===============


     Amortization expenses under capital leases for the six-month periods ended September 30, 2005 and 2006 were JPY5,668 million and JPY5,549 million ($47 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2006 are as follows:

                                                                    Yen       U.S. dollars
              12-month periods ending September 30              in millions   in millions
     -------------------------------------------------------- --------------  ------------

         2007                                                  JPY   20,103     $   170
         2008                                                         8,325          71
         2009                                                         7,422          63
         2010                                                        23,120         196
         2011                                                           785           7
         Thereafter                                                     811           7
                                                              --------------  ------------
                Total minimum lease payments                         60,566         514
     Less - Amount representing interest                             (5,306)        (45)
                                                              --------------  ------------
                Present value of net minimum lease payments          55,260         469
     Less - Current obligations                                     (18,865)       (160)
                                                              --------------  ------------

                Long-term capital lease obligations            JPY   36,395     $   309
                                                              ==============  ============


     Rental expenses under operating leases for the six-month periods ended September 30, 2005 and 2006 were JPY44,572 million and JPY56,553 million ($480 million), respectively.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2006 are as follows:

                                                                    Yen       U.S. dollars
              12-month periods ending September 30              in millions   in millions
     -------------------------------------------------------- --------------  ------------

     2007                                                      JPY   10,039     $    85
     2008                                                             8,618          73
     2009                                                             6,913          59
     2010                                                             5,768          49
     2011                                                             4,935          42
     Thereafter                                                      19,508         165

         Total minimum future rentals                          JPY   55,781     $   473

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. Other commitments and contingencies, concentrations and factors that may affect future operations:

     Commitments outstanding at September 30, 2006 for the purchase of property, plant and equipment and other assets amount to JPY114,726 million ($973 million).

     Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at September 30, 2006, range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantees primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2006 is JPY1,288,445 million ($10,928 million). Liabilities for guarantees totaling JPY3,450 million ($29 million) have been provided as of September 30, 2006. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose obligations Toyota has guaranteed.

     In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan, BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiff's discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

     Toyota has various legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     In October 2000, the European Union enforced a directive that requires member states to promulgate regulations implementing the following: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. All of the member states, including Bulgaria and Rumania which will become member states in January 2007, have adopted legislation to implement the directive. In addition, countries such as Sweden, Denmark and Belgium have existing legislation that partially implements the directive. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of September 30, 2006. Depending on the legislation that is

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

     Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

     The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees is working under the agreement that will expire on December 31, 2008.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.  Segment data:

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing and leasing of vehicle and equipment to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination as of March 31, 2006 and September 30, 2006 and for the six-month period ended September 30, 2005 and 2006.


     Segment operating results and assets -
     As of March 31, 2006 and for the six-month period ended September 30, 2005:

                                                           Yen in millions
                           ----------------------------------------------------------------------------------
                                                                              Inter-segment
                                                                               Elimination/
                                                Financial                      Unallocated
                              Automotive        Services       All Other          Amount          Total
                           ---------------- --------------- --------------- ---------------- ----------------
Revenues
 External customers         JPY  9,138,162   JPY   452,994   JPY   362,004   JPY          -   JPY  9,953,160
 Inter-segment                       6,323           9,023         173,960         (189,306)               -
                           ---------------- --------------- --------------- ---------------- ----------------
     Total revenues              9,144,485         462,017         535,964         (189,306)       9,953,160
Operating expenses               8,423,112         378,444         526,134         (184,021)       9,143,669
                           ---------------- --------------- --------------- ---------------- ----------------
Operating income            JPY    721,373   JPY    83,573   JPY     9,830   JPY     (5,285)  JPY    809,491
                           ================ =============== =============== ================ ================

Segment assets*             JPY 12,354,827   JPY11,613,508   JPY 1,191,261   JPY  3,571,999   JPY 28,731,595
Investment in equity
  method investees*              1,459,556         287,326               -           73,835        1,820,717
Depreciation                       396,984         137,153          12,899                -          547,036
Expenditures for segment
  assets                           747,597         552,965          17,960           22,740        1,341,262

* Representing figures as of March 31, 2006

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

As of and for the six-month period ended September 30, 2006:

                                                           Yen in millions
                           ----------------------------------------------------------------------------------
                                                                              Inter-segment
                                                                               Elimination/
                                                Financial                      Unallocated
                              Automotive        Services       All Other          Amount          Total
                           ---------------- --------------- --------------- ---------------- ----------------
Revenues
 External customers         JPY 10,477,115   JPY   588,711   JPY   406,063   JPY         -    JPY 11,471,889
 Inter-segment                       7,135          10,758         236,123         (254,016)               -
                           ---------------- --------------- --------------- ---------------- ----------------
     Total revenues             10,484,250         599,469         642,186         (254,016)      11,471,889
Operating expenses               9,492,133         519,542         621,178         (254,389)      10,378,464
                           ---------------- --------------- --------------- ---------------- ----------------
Operating income             JPY   992,117   JPY    79,927   JPY    21,008   JPY        373   JPY  1,093,425
                           ================ =============== =============== ================ ================

Segment assets               JPY12,370,181   JPY12,697,236   JPY 1,299,416   JPY  3,681,014   JPY 30,047,847
Investment in equity
  method investees               1,532,673         285,265               -           53,321        1,871,259
Depreciation                       453,713         188,253          13,993                -          655,959
Expenditures for segment
  assets                           713,706         699,063          21,032           39,450        1,473,251


                                                         U.S. dollars in millions
                           ----------------------------------------------------------------------------------
                                                                              Inter-segment
                                                                               Elimination/
                                                Financial                      Unallocated
                              Automotive        Services       All Other          Amount          Total
                           ---------------- --------------- --------------- ---------------- ----------------
Revenues
 External customers         $        88,865  $       4,993   $       3,444   $           -    $       97,302
 Inter-segment                           60             92           2,003           (2,155)               -
                           ---------------- --------------- --------------- ---------------- ----------------
     Total  revenues                 88,925          5,085           5,447           (2,155)          97,302
Operating expenses                   80,510          4,407           5,269           (2,158)          88,028
                           ---------------- --------------- --------------- ---------------- ----------------
Operating income            $         8,415  $         678   $         178   $            3   $        9,274
                           ================ =============== =============== ================ ================

Segment assets              $       104,921  $     107,695   $      11,021   $       31,222   $      254,859
Investment in equity
  method investees                   13,000          2,420               -              452           15,872
Depreciation                          3,848          1,597             119                -            5,564
Expenditures for segment
  assets                              6,054          5,929             178              335           12,496

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Geographic Information -
     As of March 31, 2006 and for the six-month period ended September 30, 2005:

                                                               Yen in millions
                 -------------------------------------------------------------------------------------------------------------------
                                                                                                     Inter-segment
                                                                                                     Elimination/
                                                                                                      Unallocated
                       Japan       North America        Europe           Asia            Other           Amount          Total
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Revenues
  External        JPY  3,575,909   JPY  3,545,517   JPY  1,241,163   JPY   891,755   JPY   698,816   JPY      -      JPY  9,953,160
  customers
  Inter-segment        2,457,008           81,835           59,691         105,234          61,242      (2,765,010)               -
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
  Total revenues       6,032,917        3,627,352        1,300,854         996,989         760,058      (2,765,010)       9,953,160
Operating              5,646,964        3,358,811        1,260,781         921,567         723,863      (2,768,317)       9,143,669
  expenses
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Operating income  JPY    385,953   JPY    268,541   JPY     40,073   JPY    75,422   JPY    36,195   JPY     3,307   JPY    809,491
                 ================ ================ ================ =============== =============== =============== ================

Segment assets*   JPY 12,177,125   JPY  9,199,818   JPY  2,471,258   JPY 1,255,350   JPY 1,299,072   JPY 2,328,972   JPY 28,731,595
Long-lived assets*     3,395,553        2,403,211          666,543         347,892         253,429               -        7,066,628

  * Representing figures as of March 31, 2006


     As of and for the six-month period ended September 30, 2006:

                                                               Yen in millions
                 -------------------------------------------------------------------------------------------------------------------
                                                                                                     Inter-segment
                                                                                                     Elimination/
                                                                                                      Unallocated
                       Japan       North America        Europe           Asia            Other           Amount          Total
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Revenues
  External        JPY  3,837,248   JPY  4,241,265   JPY  1,605,637   JPY   915,286   JPY   872,453   JPY         -   JPY 11,471,889
  customers
  Inter-segment        3,173,016          103,321           77,026         109,438          96,061      (3,558,862)               -
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
  Total revenues       7,010,264        4,344,586        1,682,663       1,024,724         968,514      (3,558,862)      11,471,889
Operating
  expenses             6,325,868        4,094,070        1,616,637         963,418         932,441      (3,553,970)      10,378,464
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Operating income  JPY    684,396   JPY    250,516   JPY     66,026   JPY    61,306   JPY    36,073   JPY    (4,892)  JPY  1,093,425
                 ================ ================ ================ =============== =============== =============== ================

Segment assets    JPY 12,223,377   JPY 10,114,253   JPY  2,620,287   JPY 1,291,142   JPY 1,376,437   JPY 2,422,351   JPY 30,047,847
Long-lived assets      3,444,340        2,804,942          716,435         400,738         261,334               -        7,627,789


                                                             U.S. dollars in millions
                 -------------------------------------------------------------------------------------------------------------------
                                                                                                     Inter-segment
                                                                                                     Elimination/
                                                                                                      Unallocated
                       Japan       North America        Europe           Asia            Other           Amount          Total
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Revenues
  External          $      32,547   $      35,973   $      13,619   $       7,763   $       7,400   $        -      $   97,302
  customers
  Inter-segment            26,913             876             653             928             815       (30,185)             -
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
  Total revenues           59,460          36,849          14,272           8,691           8,215       (30,185)        97,302
Operating                  53,655          34,725          13,712           8,171           7,909       (30,144)        88,028
  expenses
                 ---------------- ---------------- ---------------- --------------- --------------- --------------- ----------------
Operating income    $       5,805   $       2,124   $         560   $         520   $         306   $       (41)    $    9,274
                 ================ ================ ================ =============== =============== =============== ================

Segment assets      $     103,676   $      85,787   $      22,225   $      10,951   $      11,674   $    20,546     $  254,859
Long-lived assets          29,214          23,791           6,077           3,399           2,216             -         64,697

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

     There are no any individually material countries with respect to revenues, operating expenses, operating income, segment assets and long-lived assets included in other foreign countries.

     Unallocated amounts included in segment assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were JPY4,231,148 million and JPY4,382,842 million ($37,174 million) as of March 31, 2006 and September 30, 2006, respectively.

     Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenues less operating expenses.

     Overseas Revenues by destination -
     The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information, Toyota discloses this information in order to provide financial statement users with valuable information.

                                                             U.S. dollars in
                                Yen in millions                 millions
                       ----------------------------------  ---------------------
                                                             For the six-month
                         For the six-month period ended        period ended
                                 September 30,                 September 30,
                       ----------------------------------  ---------------------
                             2005                  2006            2006
                       ----------------  ----------------  ---------------------

     North America      JPY  3,624,137    JPY  4,347,221       $    36,872
     Europe                  1,257,310         1,579,817            13,400
     Asia                      926,376         1,013,224            8,594
     Other                   1,335,742         1,616,709            13,713

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Certain financial statement data on non-financial services and financial services business - The financial data below presents separately Toyota's non-financial services and financial services businesses.

Balance sheets -

                                                                                              U.S. dollars
                                                                  Yen in millions              in millions
                                                         ----------------------------------  --------------
                                                            March 31,        September 30,    September 30,
                                                              2006               2006             2006
                                                         ----------------  ----------------  --------------

Non-Financial Services Businesses
   Current assets
      Cash and cash equivalents                           JPY 1,418,022     JPY  1,622,078     $   13,758
      Marketable securities                                     633,036            476,771          4,044
      Trade accounts and notes receivable,
        less allowance for doubtful accounts                  2,002,577          1,780,586         15,102
      Inventories                                             1,620,975          1,702,959         14,444
      Prepaid expenses and other current assets               1,480,043          1,609,664         13,653
                                                         ----------------  ----------------  --------------
       Total current assets                                   7,154,653          7,192,058         61,001
                                                         ----------------  ----------------  --------------
   Investments and other assets                               5,702,376          5,755,612         48,818
   Property, plant and equipment                              5,207,760          5,409,440         45,882
                                                         ----------------  ----------------  --------------

       Total Non-Financial Services Businesses assets        18,064,789         18,357,110        155,701
                                                         ----------------  ----------------  --------------
Financial Services Businesses
   Current assets
      Cash and cash equivalents                                 151,365            293,791          2,492
      Marketable securities                                       1,843              8,029             68
      Finance receivables, net                                3,497,319          3,577,884         30,347
      Prepaid expenses and other current assets                 710,847            702,377          5,957
                                                         ----------------  ----------------  --------------
       Total current assets                                   4,361,374          4,582,081         38,864
                                                         ----------------  ----------------  --------------
   Noncurrent finance receivables, net                        4,830,216          5,279,168         44,777
   Investments and other assets                                 563,050            617,638          5,239
   Property, plant and equipment                              1,858,868          2,218,349         18,815
                                                         ----------------  ----------------  --------------

       Total Financial Services Businesses assets            11,613,508         12,697,236        107,695
                                                         ----------------  ----------------  --------------

   Eliminations                                                (946,702)        (1,006,499)        (8,537)
                                                         ----------------  ----------------  --------------

       Total assets                                       JPY 28,731,595    JPY 30,047,847     $  254,859
                                                         ================  ================  ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                              U.S. dollars
                                                                  Yen in millions              in millions
                                                         ----------------------------------  --------------
                                                            March 31,        September 30,    September 30,
                                                              2006               2006             2006
                                                         ----------------  ----------------  --------------

Non-Financial Services Businesses
   Current liabilities
      Short-term borrowings                               JPY    797,969     JPY   844,182     $    7,160
      Current portion of long-term debt                           68,299           101,672            862
      Accounts payable                                         2,084,399         2,011,500         17,061
      Accrued expenses                                         1,357,335         1,357,763         11,516
      Income taxes payable                                       328,360           316,524          2,684
      Other current liabilities                                1,138,529         1,122,162          9,519
                                                         ----------------  ----------------  --------------
       Total current liabilities                               5,774,891         5,753,803         48,802
                                                         ----------------  ----------------  --------------
   Long-term liabilities
      Long-term debt                                             730,072           672,961          5,708
      Accrued pension and severance costs                        676,999           681,930          5,784
      Other long-term liabilities                                823,540           810,272          6,873
                                                         ----------------  ----------------  --------------
       Total long-term liabilities                             2,230,611         2,165,163         18,365
                                                         ----------------  ----------------  --------------

       Total Non-Financial Services Businesses
       liabilities                                             8,005,502         7,918,966         67,167
                                                         ----------------  ----------------  --------------
Financial Services Businesses
   Current liabilities
      Short-term borrowings                                    2,932,799         3,217,266         27,288
      Current portion of long-term debt                        1,662,589         1,817,917         15,419
      Accounts payable                                             9,273            18,678            158
      Accrued expenses                                           111,133           139,333          1,182
      Income taxes payable                                        19,128            16,219            138
      Other current liabilities                                  305,136           339,983          2,884
                                                         ----------------  ----------------  --------------
       Total current liabilities                               5,040,058         5,549,396         47,069
                                                         ----------------  ----------------  --------------
   Long-term liabilities
      Long-term debt                                           5,071,482         5,563,156         47,185
      Accrued pension and severance costs                          2,919             4,463             38
      Other long-term liabilities                                408,883           427,034          3,622
                                                         ----------------  ----------------  --------------
       Total long-term liabilities                             5,483,284         5,994,653         50,845
                                                         ----------------  ----------------  --------------

       Total Financial Services Businesses liabilities        10,523,342        11,544,049         97,914
                                                         ----------------  ----------------  --------------

   Eliminations                                                 (947,278)       (1,007,032)        (8,542)
                                                         ----------------  ----------------  --------------
       Total liabilities                                      17,581,566        18,455,983        156,539
                                                         ----------------  ----------------  --------------

   Minority interest in consolidated subsidiaries                589,580           597,329          5,067

                                                         ----------------  ----------------  --------------
   Shareholders' equity                                       10,560,449        10,994,535         93,253
                                                         ----------------  ----------------  --------------

       Total liabilities and shareholders' equity         JPY 28,731,595    JPY 30,047,847     $  254,859
                                                         ================  ================  ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Statements of income -

                                                                                              U.S. dollars
                                                                   Yen in millions            in millions
                                                         --------------------------------------------------
                                                                                                For the
                                                                                               six-month
                                                          For the six-month periods ended     period ended
                                                                    September 30,             September 30,
                                                         ----------------------------------  --------------
                                                               2005              2006             2006
                                                         ----------------  ----------------  --------------

Non-Financial Services Businesses
   Net revenues                                           JPY  9,504,502    JPY 10,887,916     $   92,349
   Costs and expenses
      Cost of revenues                                         7,710,281         8,825,976         74,860
      Selling, general and administrative                      1,060,448         1,044,577          8,860
                                                         ----------------  ----------------  --------------
        Total costs and expenses                               8,770,729         9,870,553         83,720
                                                         ----------------  ----------------  --------------
   Operating income                                              733,773         1,017,363          8,629
                                                         ----------------  ----------------  --------------
   Other income, net                                              43,119            73,739            625
                                                         ----------------  ----------------  --------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies                  776,892         1,091,102          9,254
   Provision for income taxes                                    290,583           429,595          3,644
                                                         ----------------  ----------------  --------------
   Income before minority interest and equity in
     earnings of affiliated companies                            486,309           661,507          5,610
   Minority interest in consolidated subsidiaries                (30,043)          (20,969)          (178)
   Equity in earnings of affiliated companies                     57,274            80,722            685
                                                         ----------------  ----------------  --------------
   Net income- Non- Financial Services Businesses                513,540           721,260          6,117
                                                         ----------------  ----------------  --------------

Financial Services Businesses
   Net revenues                                                  462,017           599,469          5,085
                                                         ----------------  ----------------  --------------
   Costs and expenses
      Cost of revenues                                           272,732           399,363          3,387
      Selling, general and administrative                        105,712           120,179          1,020
                                                         ----------------  ----------------  --------------
        Total costs and expenses                                 378,444           519,542          4,407
                                                         ----------------  ----------------  --------------
   Operating income                                               83,573            79,927            678
                                                         ----------------  ----------------  --------------
   Other expenses, net                                            (4,451)           (4,853)           (40)
                                                         ----------------  ----------------  --------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies                   79,122            75,074            638
   Provision for income taxes                                     34,539            26,844            228
                                                         ----------------  ----------------  --------------
   Income before minority interest and equity in
     earnings of affiliated companies                             44,583            48,230            410
   Minority interest in consolidated subsidiaries                   (960)           (1,018)            (9)
   Equity in earnings of affiliated companies                     13,368             8,769             74
                                                         ----------------  ----------------  --------------
   Net income- Financial Services Businesses                      56,991            55,981            475
                                                         ----------------  ----------------  --------------

   Eliminations                                                      (11)              (25)            (0)
                                                         ----------------  ----------------  --------------
   Net income                                             JPY    570,520    JPY    777,216     $    6,592
                                                         ================  ================  ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Statement of cash flows -


                                                                                                           U.S. dollars
                                                                                Yen in millions            in millions
                                                                      ----------------------------------  --------------
                                                                                                             For the
                                                                                                            six-month
                                                                          For the six-month periods        period ended
                                                                              ended September 30,          September 30,
                                                                      ----------------------------------  --------------
                                                                            2005              2006             2006
                                                                      ----------------  ----------------  --------------

Non-Financial Services Businesses
 Cash flows from operating activities
   Net income                                                          JPY    513,540    JPY    721,260     $    6,117
   Adjustments to reconcile net income to net cash
   provided by operating activities
     Depreciation                                                             409,883           467,706          3,967
     Pension and severance costs, less payments                                12,982           (11,975)          (102)
     Losses on disposal of fixed assets                                        26,774            17,990            153
     Unrealized losses on available-for-sale securities, net                    4,460             1,502             13
     Deferred income taxes                                                    (35,348)           11,552             98
     Minority interest in consolidated subsidiaries                            30,043            20,969            178
     Equity in earnings of affiliated companies                               (57,274)          (80,722)          (685)
     Changes in operating assets and liabilities, and other                   124,373            64,182            545
                                                                      ----------------  ----------------  --------------
               Net cash provided by operating activities                    1,029,433         1,212,464         10,284
                                                                      ----------------  ----------------  --------------

 Cash flows from investing activities
   Additions to fixed assets excluding equipment leased to others            (713,143)         (703,926)        (5,971)
   Additions to equipment leased to others                                    (75,154)          (70,262)          (596)
   Proceeds from sales of fixed assets excluding equipment leased
   to others                                                                   35,193            29,641            251
   Proceeds from sales of equipment leased to others                           42,397            52,178            442
   Purchases of marketable securities and security investments               (297,235)         (338,326)        (2,869)
   Proceeds from sales of and maturity of marketable securities and           358,417           406,282          3,446
   security investments
   Payments for additional investments in affiliated companies, net              (129)           (1,481)           (12)
   of cash acquired
   Changes in investments and other assets, and other                         (55,041)          (64,212)          (544)
                                                                      ----------------  ----------------  --------------
               Net cash used in investing activities                         (704,695)         (690,106)        (5,853)
                                                                      ----------------  ----------------  --------------

 Cash flows from financing activities
   Purchases of common stock                                                  (59,734)         (160,987)        (1,365)
   Proceeds from issuance of long-term debt                                    20,766             7,369             62
   Payments of long-term debt                                                 (34,976)          (38,025)          (323)
   Increase in short-term borrowings                                           40,055            40,035            340
   Dividends paid                                                            (130,724)         (178,296)        (1,512)
                                                                      ----------------  ----------------  --------------
               Net cash used in financing activities                         (164,613)         (329,904)        (2,798)
                                                                      ----------------  ----------------  --------------

 Effect of exchange rate changes on cash and cash equivalents                  27,803            11,602             98
                                                                      ----------------  ----------------  --------------
 Net increase in cash and cash equivalents                                    187,928           204,056          1,731
 Cash and cash equivalents at beginning of period                           1,324,126         1,418,022         12,027
                                                                      ----------------  ----------------  --------------
 Cash and cash equivalents at end of period                            JPY  1,512,054    JPY  1,622,078     $   13,758
                                                                      ================  ================  ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                                           U.S. dollars
                                                                                Yen in millions            in millions
                                                                      ----------------------------------  --------------
                                                                                                             For the
                                                                                                            six-month
                                                                          For the six-month periods        period ended
                                                                              ended September 30,          September 30,
                                                                      ----------------------------------  --------------
                                                                            2005              2006             2006
                                                                      ----------------  ----------------  --------------

Financial Services Businesses
Cash flows from operating activities
   Net income                                                          JPY     56,991    JPY     55,981     $      475
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                            137,153           188,253          1,597
      Deferred income taxes                                                    19,493            36,166            306
      Minority interest in consolidated subsidiaries                              960             1,018              9
      Equity in earnings of affiliated companies                              (13,368)           (8,769)           (74)
      Changes in operating assets and liabilities, and other                   52,051             8,423             71
                                                                      ----------------  ----------------  --------------
               Net cash provided by operating activities                      253,280           281,072          2,384
                                                                      ----------------  ----------------  --------------

Cash flows from investing activities
   Additions to finance receivables                                        (5,393,541)       (6,415,457)       (54,414)
   Collection of and proceeds from sales of finance receivables             4,945,309         5,963,923         50,584
   Additions to fixed assets excluding equipment leased to others              (3,387)           (4,437)           (37)
   Additions to equipment leased to others                                   (549,578)         (694,626)        (5,892)
   Proceeds from sales of fixed assets excluding equipment leased
   to others                                                                    3,929             3,425             29
   Proceeds from sales of equipment leased to others                          152,825           165,037          1,400
   Purchases of marketable securities and security investments               (104,033)          (35,462)          (301)
   Proceeds from sales of and maturity of marketable securities and
   security investments                                                        71,637            31,681            269
   Changes in investments and other assets, and other                         (21,860)            7,145             60
                                                                      ----------------  ----------------  --------------
               Net cash used in investing activities                         (898,699)         (978,771)        (8,302)
                                                                      ----------------  ----------------  --------------

Cash flows from financing activities
   Proceeds from issuance of long-term debt                                   884,941         1,428,183         12,113
   Payments of long-term debt                                                (523,151)         (827,008)        (7,014)
   Increase in short-term borrowings                                          302,143           234,247          1,987
                                                                      ----------------  ----------------  --------------
               Net cash provided by financing activities                      663,933           835,422          7,086
                                                                      ----------------  ----------------  --------------

Effect of exchange rate changes on cash and cash equivalents                    5,702             4,703             40
                                                                      ----------------  ----------------  --------------
Net increase in cash and cash equivalents                                      24,216           142,426          1,208
Cash and cash equivalents at beginning of period                              159,627           151,365          1,284
                                                                      ----------------  ----------------  --------------
Cash and cash equivalents at end of period                             JPY    183,843    JPY    293,791     $    2,492
                                                                      ----------------  ----------------  --------------


Consolidated
Effect of exchange rate changes on cash and cash equivalents           JPY     33,505    JPY     16,305     $      138
Net increase in cash and cash equivalents                                     212,144           336,994          2,858
Cash and cash equivalents at beginning of period                            1,483,753         1,569,387         13,311
                                                                      ----------------  ----------------  --------------
Cash and cash equivalents at end of period                             JPY  1,695,897    JPY  1,906,381     $   16,169
                                                                      ================  ================  ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  Per share amounts

     Reconciliations of the differences between basic and diluted net income per share for the six-month periods ended September 30, 2005 and 2006 are as follows:

                                                        Yen in         Thousands                         U.S.
                                                       millions        of shares          Yen          dollars
                                                    --------------   -------------   -------------   -----------
                                                                       Weighted-          Net            Net
                                                                        average         income         income
                                                      Net income        shares         per share      per share
                                                    --------------   -------------   -------------   -----------
     For the six-month period ended September
      30, 2005
     Basic net income per common share               JPY  570,520      3,257,622      JPY  175.13
      Effect of diluted securities
        Assumed exercise of
          dilutive stock options                               (1)           604
                                                    --------------   -------------   -------------
     Diluted net income per common share             JPY  570,519      3,258,226      JPY  175.10
                                                    ==============   =============   =============

     For the six-month period ended September
      30, 2006
     Basic net income per common share               JPY  777,216      3,220,116      JPY  241.36     $    2.05
      Effect of diluted securities
        Assumed exercise of
          dilutive stock options                               (2)         1,472
                                                    --------------   -------------   -------------   -----------
     Diluted net income per common share             JPY  777,214      3,221,588      JPY  241.25     $    2.05
                                                    ==============   =============   =============   ===========


     Certain stock options were not included in the computation of diluted net income per common share for the six-month periods ended September 30, 2005 because the options' exercise prices were greater than the average market price per common share during the periods.

     The following table shows Toyota's net assets per share as of March 31, 2006 and September 30, 2006. Net assets per share amounts are calculated as dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.

                                                        Yen in          Thousands
                                                       millions         of shares          Yen            U.S. dollars
                                                   ----------------  ---------------  ---------------    ---------------
                                                                      Shares issued
                                                                           and
                                                                       outstanding
                                                                      at the end of      Net assets         Net assets
                                                      Net assets        the period       per share          per share
                                                   ----------------  ---------------  ---------------    ---------------

          As of March 31, 2006                      JPY 10,560,449      3,241,757      JPY  3,257.63
          As of September 30, 2006                  JPY 10,994,535      3,216,076      JPY  3,418.62       $   29.00